Exhibit 99.1

Chief Financial Officer Appointment at Fiat Industrial and CNH Global

Fiat Industrial S.p.A. (MI: FI) and CNH Global N.V. (NYSE: CNH) today announced that Chief Financial Officer (CFO), Pablo Di Si, has resigned to pursue other interests.

Effective immediately, Massimiliano (Max) Chiara will become CFO of both Fiat Industrial and CNH. Most recently, Max was the Chief Financial Officer and Head of Business Development for Fiat Automobiles Latin America (FIASA). Prior to his assignment in FIASA, Max was the Head of Financial Planning and Analysis and Business Development Finance for Fiat S.p.A. and Chrysler Group LLC.

“The appointment of Max Chiara is clear evidence of the attention we have placed in both Fiat and Fiat Industrial on the development of the next generation of leaders,” commented Sergio Marchionne, Chairman of Fiat Industrial and CNH. “Max has demonstrated an exceptional level of engagement and know-how in the various positions he has held within the Fiat world. He will be of great assistance to Rich Tobin, currently Chief Operating Officer of Fiat Industrial and Chief Executive of CNH, who has gone through a similar intense career progression in the last 20 years during which he and I worked together. Rich will be assuming the position of Chief Executive of CNH Industrial upon completion of the merger between Fiat Industrial and CNH.”

Turin, 26 August 2013

For more information contact:

Fiat Industrial S.p.A.

Via Nizza 250, 10126 Turin

Tel. +39 011 006 2464, Fax +39 011 006 2094

mediarelations@fiatindustrial.com www.fiatindustrial.com